**PUBLIC**



20012955

SEC Mail Processing

MAR 1 7 2020

Washington, DC

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| QMB Number. | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-51851** |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING    **JANUARY 1, 2019**    AND ENDING    **DECEMBER 31, 2019**
             MM/DD/YY                                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:    **STONEBRIDGE SECURITIES, LLC**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1465 130TH AVE NE**
(No. and Street)

| **BELLEVUE** | **WA** | **98005** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**MICHAEL HENDRICKSON**                                     **206-770-9700**
                                                                 (Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

# OATH OR AFFIRMATION

I, _____ **MICHAEL HENDRICKSON** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **STONEBRIDGE SECURITIES, LLC** _____ , as of _____ **DECEMBER** ____ **31,** __ **2019** __ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
**CCO**
Title

_____
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stonebridge Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

**Ohab and Company, P.A.**

| | | |
|---|---|---|
| 100 E. Sybelia Ave. Suite 130<br>Maitland, FL 32751 | *Certified Public Accountants*<br>Email: pam@ohabco.com | Telephone 407-740-7311<br>Fax 407-740-6441 |

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Stonebridge Securities, LLC

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stonebridge Securities, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stonebridge Securities, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of Stonebridge Securities, LLC's management. Our responsibility is to express an opinion on Stonebridge Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stonebridge Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

*Ohab and Company, PA*

We have served as Stonebridge Securities, LLC's auditor since 2018.

Maitland, Florida

February 25, 2020

**Stonebridge Securities, LLC**
**Statement of Financial Condition**
**December 31, 2019**

## Assets

| | | |
|---|---|---:|
| Cash | $ | 34,149 |
| Receivables from customers | | 83,500 |
| Allowance for doubtful accounts | | (73,500) |
| Private Company Investments | | 166,794 |
| Valuation Reserve on Private Company Investments | | (166,794) |
| Prepaid expenses and other | | 144 |
| **Total current assets** | | 44,293 |
| Equipment | | 20,275 |
| Accumulated depreciation | | (20,275) |
| Net Equipment | | - |
| Total Assets | $ | 44,293 |

## Liabilities and Member's Equity

### Liabilities

| | | |
|---|---|---:|
| Accounts payable | $ | 11,151 |
| Accrued expenses | | - |
| Total Liabilities | | 11,151 |

### Member's Equity

| | |
|---|---:|
| Member's equity | 33,142 |
| **Total Member's Equity** | 33,142 |

| | | |
|---|---|---:|
| **Total Liabilities and Member's Equity** | $ | 44,293 |

*The accompanying notes are an integral part of theses financial statements.*

## Note 1: DESCRIPTION OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Stonebridge Securities, LLC (the "Company"), a Washington limited liability company, was organized on March 19, 1999, under the name of Base Capital Securities, L.L.C. The Company operates as a registered broker/dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's services include raising capital for customers through the private placement process by placing securities with accredited investors, providing fee based financial structuring and consulting.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Significant Judgments*

Revenue from contracts from customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

**(Continued)**

*M&A Advisory Fees*

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangement in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2019, all amounts were immaterial.

**Note 2: INCOME TAXES**

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

**Note 3: CONCENTRATIONS**

There are four major customers that account for 98% of total Investment Banking Fees earned for the year ended December 31, 2019.

## Note 4: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter- parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 4: PRIVATE COMPANY INVESTMENTS

The Company holds warrants in three nonpublic companies with restricted marketability. No quoted market exists for these investments. None of the warrants have not been exercised in any of these companies. Each of these investment value have been calculated using the Black Scholes method. Management believes as a result of the probability of realizing these investments' value, the Company has recorded a valuation amount covering the entire investments. No unrealized gains or losses have been recorded on these investments.

## Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $22,998 which was $17,998 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $11,151 to net capital was 0.48 to 1, which is less than the 15 to 1 maximum allowed.

## Note 6: COMMITMENTS AND CONTINGENCIES

There are no commitments or contingencies as of December 31, 2019.

## Note 7: COMPANY CONDITIONS

The Company has a loss of $12,499 for the year ending December 31, 2019 and has received capital contributions from its member for working capital. The Company's member has represented that he intends to continue making capital contributions, as needed, to ensure the Company's continuing operation.

Management expects the Company to continue as a going-concern and the accompanying financial statements have been prepared on a going-concern basis without adjustment for realization in the event the Company ceases to continue as a going-concern.

## Note 8: PRIOR PERIOD ADJUSTMENT

The Company recorded a prior period adjustment in the amount of $1,000 due timing of a capital contribution made by the managing member.

## Note 9: SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2020, the date these financial statements were available to be issued. The Company is not aware of any additional significant events that occurred subsequent to the balance sheet date but prior to the filing of the report that would have a material impact on the financial statements.